UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____________to___________

Commission file number -- 000-29764

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Accumulation Plan for Employees of
GAFMC and ISP
1361 Alps Road
Wayne, New Jersey 07470

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

International Specialty Products Inc.
300 Delaware Avenue
Suite 303
Wilmington, Delaware 19801

CAPITAL ACCUMULATION PLAN FOR EMPLOYEES OF GAFMC AND ISP
EMPLOYEE IDENTIFICATION NUMBER 13-3446412
PLAN NUMBER 006

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
INDEPENDENT AUDITORS' REPORT

INDEX

	Page
INDEPENDENT AUDITORS' REPORT	1
COPY OF REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS BY ARTHUR ANDERSEN LLP DATED JUNE 26, 2001	2
FINANCIAL STATEMENTS	
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	4
NOTES TO FINANCIAL STATEMENTS	5-11
SUPPLEMENTAL SCHEDULE:	
Schedule I – Schedule H, Line 4i -- Schedule of Assets Held for Investment Purposes at End of Year December 31, 2001	12

KPMG

New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
Capital Accumulation Plan for Employees of GAFMC and ISP:

We have audited the accompanying statement of net assets available for benefits of the Capital Accumulation Plan for Employees of GAFMC and ISP as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Short Hills, New Jersey
July 12, 2002

THE FOLLOWING AUDIT REPORT IS A COPY OF THE REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP DATED JUNE 26, 2001. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP AND ARTHUR ANDERSEN LLP HAS NOT CONSENTED TO ITS INCLUSION IN THIS FORM 11-K. THE 1999 FINANCIAL STATEMENT REFERRED TO IN THIS REPORT IS NOT INCLUDED IN THIS FORM 11-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Capital Accumulation Plan for Employees of GAFMC and ISP:

We have audited the accompanying statements of net assets applicable to participants' equity of the Capital Accumulation Plan for Employees of GAFMC and ISP as of December 31, 2000 and 1999, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan as of December 31, 2000 and 1999, and the changes in its net assets applicable to participants' equity for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Roseland, New Jersey
June 26, 2001

CAPITAL ACCUMULATION PLAN FOR EMPLOYEES OF GAFMC AND ISP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Investments, at fair value (see Note 3):		
Plan interest in Master Trust	$ 272,263,147	$ 271,957,853
Other	4,480,073	4,270,877
Total investments	276,743,220	276,228,730
Receivables:		
Participant contributions	324,292	1,035,123
Employer contributions	207,288	1,000,927
Total receivables	531,580	2,036,050
Net Assets Available for Benefits	$ 277,274,800	$ 278,264,780

See accompanying notes to financial statements.

CAPITAL ACCUMULATION PLAN FOR EMPLOYEES OF GAFMC AND ISP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Additions:		
Contributions:		
Participants	$ 15,963,761	$ 17,374,188
Employer	12,810,131	12,987,034
Interest and dividends	211,059	163,649
Net depreciation in fair value of investments (see Note 3)	(413,752)	(356,058)
Plan's interest in Master Trust investment loss (see Note 4)	(8,486,242)	(3,372,723)
Transfers from other plans	100,634	117,750
	20,185,591	26,913,840
Deductions:		
Distributions to participants	21,056,754	30,524,479
Administrative expenses	100,238	84,458
Transfers to other plans	18,579	951,076
	21,175,571	31,560,013
Net decrease	(989,980)	(4,646,173)
Net Assets Available for Benefits:		
Beginning of year	278,264,780	282,910,953
End of year	$ 277,274,800	$ 278,264,780

See accompanying notes to financial statements.

CAPITAL ACCUMULATION PLAN FOR EMPLOYEES OF GAFMC AND ISP

NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

The following plan description is provided for general information purposes. Participants in the Capital Accumulation Plan for Employees of GAFMC and ISP (the "Plan"), should refer to the Plan document for a more detailed and complete description of the Plan's provisions.

General

The Plan is a participant directed defined contribution plan covering eligible employees of Building Materials Corporation of America (doing business as GAF Materials Corporation) and its subsidiaries ("GAFMC"), International Specialty Products Inc. and its subsidiaries ("ISP") and Heyman Properties. It is subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). The Plan conforms to the Unemployment Compensation Amendments of 1992 and the Omnibus Budget Reconciliation Act of 1993.

The Plan provides that employees of ISP may elect to invest their salary reduction contribution, voluntary contribution and employer non-match contribution in the ISP stock fund, as defined, and to provide that employer matching contributions for employees of ISP were to be made in the form of common shares of ISP, as defined, at a $.50 per share discount prior to July 1, 2000, which discount also applied to employer non-match contributions for ISP employees. Effective May 1, 1996, the Plan was amended to provide that the receipt of employer matching contributions in the form of common shares of ISP will be at the election of the employee. Employees provided discounted shares of ISP stock may not transfer such shares until the third calendar year following the year that such shares were provided. Prior to April 1, 1997, participants who were not ISP employees had the right to elect to invest their employer matching and non-matching contributions in the form of common shares of ISP, as defined. Effective April 1, 1997, the Plan was amended to provide that non-ISP employees may no longer make such election.

GAFMC is an indirect wholly-owned subsidiary of G-I Holdings Inc. (the successor company by merger to GAF Corporation). ISP, until January 1, 1997, was an indirect majority-owned subsidiary of G-I Holdings Inc.

The Plan was amended, effective as of May 1, 1997, for the adoption of the salaried CAP Plan by GAF Leatherback Corp. ("Leatherback"), which was formed in connection with the acquisition of the assets of the Leatherback Industries division of Hollinee Corporation. Any employee of Leatherback, who was an employee as of March 14, 1997, received credit for past service for the purpose of eligibility to become a participant in the Plan.

As part of the collective bargaining that occurred at the ISP Texas City, Texas plant, employees from this plant became eligible to participate in the Plan effective October 1, 1997. In connection with their eligibility to participate in the Plan, a Plan Asset and Liability Transfer Agreement was created to enable the transfer of these participants' account balances from their former retirement plan (Capital Accumulation Plan for Collectively Bargained Hourly Employees of GAFMC and ISP) to the Plan, effective January 31, 1998.

Effective February 19, 1998, ISP Freetown Acquisition Corp. acquired substantially all of the assets used by Polaroid Corporation at its Freetown, Massachusetts facility, and certain former Polaroid Corporation employees became employees of ISP Freetown. On this date, these transferred employees became eligible to participate in the Plan. Pursuant to a Plan Asset and Liability Transfer Agreement, all account balances for these transferred employees were transferred to the Plan, effective June 30, 1998.

The Vanguard Fiduciary Trust Company serves as the Plan's trustee and maintains all investment and accounting records of the Plan, except for records related to funds managed for employees of Heyman Properties, which continue to be maintained by Fleet Bank, N.A. (the trustee managing the funds for the employees of Heyman Properties).

Contributions

Contributions may be allocated to any combination of funds in multiples of 1%. Participants are also permitted to change the allocation among investment funds of future and previous contributions. Contributions are subject to certain limitations.

Under the terms of the Plan, allowable contributions are outlined as follows:

Employee Contributions

A. Salary Reduction Contributions

Participants who are employees of GAFMC or ISP may elect to defer up to 14% of their annual compensation, as defined, (subject to a maximum of $10,500 for 2001 and 2000) and have this amount contributed to the Plan. Participants who are employees of Heyman Properties may elect to defer up to 15% of their annual compensation (subject to a maximum of $10,500 for 2001 and 2000).

B. Voluntary Contributions

Participants who are employees of GAFMC or ISP may elect to make voluntary after-tax contributions to the Plan which shall not exceed 10% of their compensation, as defined, for the Plan year. Employees of Heyman Properties are not permitted to make voluntary contributions.

Employer Contributions

A. GAFMC and ISP

The employer shall contribute a matching contribution to each participant's account equal to 66-2/3% of the sum of each participant's salary reduction but not in excess of 4% of the participant's compensation for the Plan year, as defined. Additionally, for each Plan year, the employer shall contribute a non-matching contribution equal to 3% of each participant's compensation, as defined, plus an additional annual contribution ranging from $50 to $750, based on the participant's age, to each participant's account.

B. Heyman Properties

The employer shall make a contribution out of net profits, as defined, to all eligible participants who are employed by Heyman Properties as of the last day of the Plan year, in an amount to be determined annually by Heyman Properties. Employer matching contributions for this group shall be equal to 60% of a participant's salary reduction contributions, up to 3% of a participant's annual compensation, as defined. An additional matching contribution equal to 2.5% of annual compensation shall be made annually, by the employer, to participants whose salary reduction contributions for the Plan year equal at least 1 % and who are employed by Heyman Properties on the last day of the Plan year.

In order to satisfy the nondiscrimination requirements of section 401(k) of the Internal Revenue Code (the "Code"), contributions are limited to the extent necessary so that the actual deferral percentage for the highly compensated group is in compliance with the limitations, as defined by the Code. Furthermore, in order to satisfy the rules of Section 415 of the Code, in no event shall the annual additions, as defined, exceed the lesser of $30,000 or 25% of a participant's compensation, as defined.

Rollovers

Participants may elect to rollover amounts from other qualified plans into this Plan upon filing a written request with the Plan's Administrative Committee, which shall determine if the rollover contribution meets the requirements for a tax-free rollover, as defined in the Code.

Withdrawals

Participants are allowed to withdraw all or any portion of both their voluntary and rollover contributions and any accumulated earnings or losses related thereto. In addition, upon attainment of 59 1/2 years of age, as defined in the Code, participants may withdraw all or any portion of their remaining participant account balance in the Plan.

Hardship Withdrawals (Heyman Properties)

A participant employed by Heyman Properties has the ability to withdraw all or any part of the contributions credited to his salary reduction contributions account, other than that amount which represents accumulated earnings or losses credited to his salary reduction contributions account after December 31, 1988, but only upon a determination by the Plan Administrator that the participant has suffered a financial hardship within the meaning of the final regulations issued under Code Section 401(k). Such withdrawals shall not exceed the amount necessary to meet the need created by such hardship.

Hardship Withdrawals (GAFMC and ISP)

Effective August 1, 1996, the Plan was amended to provide a participant who has not attained the age of 59 1/2 the ability to withdraw all or any part of their participant account, except that portion which represents accumulated earnings or losses on salary contributions credited after December 31, 1988, but only upon determination by the Plan Administrator that the participant has suffered a financial hardship within the meaning of the final regulations issued under Code Section 401(k). Such withdrawals shall not exceed the amount necessary to meet the need created by such hardship.

CAPITAL ACCUMULATION PLAN FOR EMPLOYEES OF GAFMC AND ISP

NOTES TO FINANCIAL STATEMENTS

Participant Loans

Participants are able to borrow against their aggregate balance outstanding in the Plan. Total loans to a participant cannot exceed the lesser of 50% of the participant's account balance based upon the most recent valuation or $50,000 (reduced by the highest outstanding loan balance in the previous 12 months). The minimum amount of any loan granted to a participant shall be at least $1,000. Each loan bears interest at a reasonable rate as determined by the Plan's Administrative Committee. Loans are required to mature within five years, unless used to purchase or acquire a qualified dwelling. Principal and interest is paid ratably through monthly payroll deductions.

Loans are offset against the participant's account and the related portion does not share in any income, expenses, gains or losses (other than the interest on the loan) which are realized by the Plan. The entire unpaid principal amount of the loan will become immediately due either upon the participant's termination of employment or a default in payment of either principal or interest.

Payment of Benefits

Benefits are recorded when paid. Upon termination of employment or death of a participant, balances will be distributed to a participant or beneficiary either in the form of a lump sum payment or monthly installments. If the value of a participant's account exceeds $5,000, the participant or beneficiary may elect to defer distribution in accordance with Plan provisions.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings or losses thereon. Vesting in the employer's contribution portion of Heyman Properties employees' accounts and the accounts of certain employees of GAFMC and ISP who are transferees in from other plans is based on years of continuous service, as defined. A participant is 100 percent vested subject to the applicable vesting schedules.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 was effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 133, the Plan was required to adopt SFAS No. 133 effective January 1, 2001. The Plan administrator has determined that the impact of SFAS No. 133 on the Plan's financial statements is immaterial.

Plan Termination

Although they have not expressed any intent to do so, GAFMC, ISP and Heyman Properties each has the right under the Plan to discontinue its contributions at any time and to terminate its participation in the Plan subject to the provisions of ERISA. In the event of Plan termination, participants who are not yet fully vested will become fully vested in their account balances.

Plan Expenses

Expenses attributable to the management and investment of each investment fund shall be charged against the respective fund. All administrative expenses related to the Plan are paid by the Plan.

Reclassifications

Certain reclassifications have been made to the Plan's 2000 financial statements to conform to the 2001 presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Following is a summary of the significant accounting policies of the Plan:

Investment Valuation and Income Recognition

The Plan's investments, including the fair value of the Plan's interest in the Master Trust, are stated at fair value, except for investment contracts, which are stated at contract value. The market value of money market and guaranteed investment funds is the unit valuation of the fund at year-end as determined by the trustees and includes interest income thereon. Quoted market prices are used to value investments. The ISP stock fund is valued at its year-end unit closing price. Participant loans are valued at cost which approximates fair value.

Accounting records of the Plan are maintained on an accrual basis. Purchases and sales transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan provides for various investments, including the fair value of the Plan's interest in the Master Trust, which are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Tax Status

In September 1996, the Internal Revenue Service issued a favorable determination letter stating that the Plan is qualified and the trust established under the Plan is exempt from Federal income taxes under the Internal Revenue Code of 1986. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. It is the belief of the Plan Administrator that the Plan continues to be in full compliance with the Code.

Accounting For Investment Contracts

At December 31, 2001 and 2000, the Plan has accounted for all investment contracts with the investment contract funds at contract value, which approximated fair value at these dates. Shares of registered companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of the Plan's trustee, Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company acts as trustee for only these investments. Transactions in such investments qualify as party-in-interest transactions.

3. INVESTMENTS

The following presents investments, excluding the Plan's interest in the Master Trust, that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000:

	2001	2000
Putnam U.S. Government Income Fund	$ 572,114	$ 448,105
Putnam Growth & Income Fund	549,008	507,995
Putnam Voyager Fund	1,064,695	1,307,222
Putnam Stable Asset Fund	2,119,336	1,886,579

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), excluding the Plan's interest in the Master Trust, depreciated in value by $413,752 and $356,058, respectively, as follows:

	2001	2000
Bond fund	$ 3,453	$ 14,751
Common stock funds	(417,205)	(370,809)
	$ (413,752)	$ (356,058)

4. INVESTMENT IN MASTER TRUST

Effective January 30, 1998, a master trust (the "Master Trust") was established between Vanguard Fiduciary Trust Company (the "Master Trustee") and a predecessor of G-1 Holdings Inc., and includes all of the assets of the Plan managed by Vanguard. The Master Trustee provided the Plan Administrator with information regarding the Plan's investment assets as of December 31, 2001 and 2000, and the changes therein for the years then ended, certifying that such information is complete and accurate. The Plan's interest in the Master Trust as a percentage of net assets of the Master Trust was 96.5% at December 31, 2001 and 2000. The Plan's share of the net investment loss of the Master Trust was 93.6% and 90.6% during 2001 and 2000, respectively.

The Master Trust also includes the investment assets of the Capital Accumulation Plan for Collectively Bargained Hourly Employees of GAFMC and ISP and the Capital Accumulation Plan for Non-Collectively Bargained Hourly Employees of GAFMC and ISP. Condensed financial information of the Master Trust is as follows:

	2001	2000
Total Value of Master Trust	$ 282,632,163	$ 283,786,220
Plan's Share of Master Trust	$ 272,794,728	$ 273,993,903
Condensed Financial Information of the Master Trust:		
Vanguard Group:		
Assets:		
Investments:		
Money market fund	$ 18,372,864	$ 15,691,875
Bond funds	13,281,313	9,449,666
Common stock funds	136,904,922	151,811,086
Commingled funds	8,563,661	7,148,433
ISP common stock fund	14,282,600	13,578,657
Investment contract funds	80,077,411	73,435,343
Loans receivable from participants	10,439,313	10,482,071
Contributions receivable	710,079	2,189,089
Total assets	$282,632,163	$ 283,786,220
Investment (loss) income:		
Interest and dividend income, investments	$ 8,677,382	$ 19,845,478
Interest income, participant loans	850,588	745,720
Net realized and unrealized losses on investments	(18,597,036)	(24,315,673)
Net investment loss	$ (9,069,066)	$ (3,724,475)
Net appreciation (depreciation) by investment type:		
Bond funds	$ 122,705	$ 356,602
Common stock funds	(22,505,857)	(20,500,554)
Commingled funds	(586,564)	(384,293)
ISP common stock fund	4,372,680	(3,787,428)
Net depreciation	$ (18,597,036)	$ (24,315,673)

CAPITAL ACCUMULATION PLAN FOR EMPLOYEES OF GAFMC AND ISP SCHEDULE I

SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR DECEMBER 31, 2001
EMPLOYER IDENTIFICATION NUMBER 13-3446412
PLAN NUMBER 006

Identity of issue	Description of Investment	Current value
Fleet Bank, N.A.	Putnam U.S. Government Income Fund*	$ 572,114
Fleet Bank, N.A.	Putnam Voyager Fund*	1,064,695
Fleet Bank, N.A.	Putnam Growth & Income Fund*	549,008
Fleet Bank, N.A.	The George Putnam Fund of Boston*	121,537
Fleet Bank, N.A.	Stable Asset Fund*	2,119,336
Fleet Bank, N.A.	Putnam International Growth*	26,745
Fleet Bank, N.A.	Putnam OTC Emerging Growth*	26,638
	Total Investments	$ 4,480,073

- Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Capital Accumulation Plan for Employees of GAFMC and ISP
(Name of Plan)

G-I Holdings Inc.
(Plan Administrator)

Date: July 12, 2002

By: ______________________
Richard A. Weinberg
Chief Executive Officer, President and General Counsel

<u>Exhibits</u>

Exhibit I - Consent of KPMG LLP

Note: After reasonable efforts, we have not been able to obtain the written consent of Arthur Andersen LLP ("Arthur Andersen") to our incorporation by reference into the Capital Accumulation Plan for Employees of GAFMC and ISP (the "Plan") Registration Statement on Form S-8 (File No. 333-53833) of Arthur Andersen's report dated June 26, 2001 relating to the Plan's financial statements and supplemental schedule included in this Annual Report on Form 11-K for the year ended December 31, 2001. Because Arthur Andersen has not consented to the inclusion of its report in the Registration Statement on Form S-8 (File No. 333-53833), your ability to assert claims against Arthur Andersen may be limited.

New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Consent

The Plan Administrator of the
Capital Accumulation Plan for Employees of GAFMC and ISP:

We consent to the incorporation by reference in the registration statement (No. 333-53833) on Form S-8 of International Specialty Products, Inc. of our report dated July 12, 2002, with respect to the statement of net assets available for benefits of the Capital Accumulation Plan for Employees of GAFMC and ISP as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2001, annual report on Form 11-K of the Capital Accumulation Plan for Employees of GAFMC and ISP.

KPMG LLP

Short Hills, New Jersey
July 12, 2002